SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL  BUSINESS  ISSUERS  Under  Section 12(b) or
        (g)of the Securities Exchange Act of 1934
                                 Amendment No. 2


                      Genesis Capital Corporation of Nevada
                    -----------------------------------------
                 (Name of Small Business Issuer in Its Charter)


             Nevada                                               91-1947658
          ------------                                           ------------
(State or Other Jurisdiction of                               (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)

              6915 Red Road Suite 222, Coral Gables, Florida 33127
--------------------------------------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)

                    Issuer's Telephone Number (305) 666-6565

      Securities to be registered under Section 12(b) of the Exchange Act:

          Title of class                    Name of each exchange on which
       to be so registered                  each class is to be registered

              None                                         None
   ----------------------------             -------------------------------


      Securities to be registered under Section 12(g) of the Exchange Act:

                          Common stock, $.001 par value
        ----------------------------------------------------------------
                                (Title of class)


        ----------------------------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

                                     PART I

Forward-Looking Statements.................................................... 1

Item 1. Description of Business............................................... 2

Item 2. Management's Discussion and Analysis or Plan of
                  Operation...................................................11

Item 3. Description of Property...............................................12

Item 4. Security Ownership of Certain Beneficial
                  Owners and Management.......................................13

Item 5. Directors and Executive Officers, Promoters
                  and Control Persons.........................................14

Item 6. Executive Compensation................................................15

Item 7. Certain Relationships and Related Transactions........................16

Item 8. Description of Securities.............................................16

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's
                  Common Equity and Related Stockholder Matters...............18

Item 2. Legal Proceedings.....................................................20

Item 3. Changes in and Disagreements with Accountants.........................20

Item 4. Recent Sale of Unregistered Securities................................20

Item 5. Indemnification of Directors and Officers.............................20

                                    PART F/S

                                    PART III

Item 1. Index to Exhibits.....................................................23

Item 2. Description of Exhibits...............................................23

                           FORWARD-LOOKING STATEMENTS

Much of the discussion in this Item is "forward-looking" as that term is used in
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Actual operations and results may materially differ from present plans and operations due to changes in economic conditions, new business opportunities, changed business conditions, and other developments.

The following are factors that could cause actual results or events to differ materially from those anticipated, and include, but are not limited to general economic, financial and business conditions, changes in and compliance with governmental laws and regulations, our ability to obtain additional financing from outside investors and / or bank and mezzanine lenders; and our ability to generate sufficient revenues to cover operating losses and position us to achieve positive cash flow.

Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. We believe the information contained in this Form 10-SB to be accurate as of the date hereof. Changes may occur after that date. We will not update that information except as required by law in the normal course of its public disclosure practices.

Additionally, the following discussion regarding our financial condition and results of operations should be read in conjunction with the financial statements and related notes.

                                     PART I

                         Item 1. Description of Business

                                     History

         The Company was formed as a Colorado corporation on September 19, 1983, under the name Bugs, Inc., for the purpose of using microbial and other agents, including metallurgy, to enhance oil and natural gas production and to facilitate the recovery of certain metals. Its initial capitalization was 100 million shares of $.001 par value common stock. In July 1989, the Company approved Articles of Amendment changing its name to Genesis Services, Inc. In September 1990, the Company approved additional Articles of Amendment changing its name to Genesis Capital Corporation (sometimes referred to as the "Colorado Corporation"). In July 1993, the Company decreased its authorized capital from 100 million shares of $.001 par value common stock to 10 million shares of $.01 par value common stock. At that same time, the Company created a class of 10 million shares of no par value preferred stock.

         Since 1994 the activities of the Company have been limited, because it sold its wholly owned subsidiary, U.S. Staffing, Inc., during the 1994-95 fiscal year. In January of 1996--after its sale--U.S. Staffing, Inc. filed for bankruptcy and restrained the Colorado Corporation from collecting its note receivable and claimed to own stock in the Colorado Corporation through its U.S. Benefit Trust. The Company itself has never declared bankruptcy. In December 1997, the Colorado Corporation's shareholders voted unanimously to settle this claim by issuing 4,500,000 shares of its common stock, restricted under Rule 144 of the Securities Act of 1933, to be held in trust for U.S. Benefit Trust (these shares were eventually reduced to 113 shares due to a 1:20 reverse stock split in 1997 and a 1:2000 reverse stock split in 1999 and were disposed of by U.S. Benefit Trust sometime after 1999). Also in December 1997, the Company merged with Lincoln Health Fund, Inc. (which owned land in Tarrant County, Texas which it planned to use in building a retirement center), increased its authorized capital to 50,000,000 shares of common stock, and authorized a post-merger reverse split of its common stock on a 1:20 basis. Since 1999, the Company has had minimal activity. The Company is a shell corporation seeking a business to acquire.

         On December 22, 1998, Genesis Capital Corporation of Nevada (sometimes referred to as the "Nevada Corporation") was incorporated in Nevada for the purpose of merging with the Colorado Corporation so as to effect a redomicile to Nevada and a reverse split of the Company's common stock. The Nevada Corporation was authorized to issue 50,000,000 shares of $.001 par value common stock and 10,000,000 shares of $.001 par value preferred stock. As part of the Company's plan to seek an acquisition candidate, on January 11, 1999, the Company paid a total of 600,000 shares of preferred stock to 5 persons, Ronald Welborn, Henry Simon, David Newren, Richard Surber, and A-Z Professional Consultants, Inc., for consulting services related to the redomicile and reverse split of the Company's stock. All 600,000 shares were returned to the Company and cancelled in October 2001.

         On  March  9,  1999,  both  the  Colorado  Corporation  and the  Nevada
Corporation signed Articles of Merger by which the Colorado Corporation's shareholders received one share of new (Nevada) common stock for every 2,000 shares of old (Colorado) common stock they owned. The shareholders of both corporations had previously approved this proposal on due notice, and all outstanding shares of the Colorado Corporation's common stock were purchased by the new Nevada Corporation, effectively merging the Colorado Corporation into the Nevada Corporation, reverse-splitting the Company's stock, and making the Nevada Corporation the surviving entity. Holders of preferred stock in the old Colorado Corporation received preferred stock in the new Nevada Corporation on a 1:1 basis. In March 1999, the Company entered into Consulting Agreements with Hudson Consulting Group, Inc. and Global Universal, Inc. to obtain additional assistance in finding and completing an acquisition.

         Later in March 1999, the Company began discussions about acquiring Motor Sports on Dirt, Inc. ("Motor Sports"), which claimed to own NASCAR racetracks in the South. The parties reached a preliminary agreement on the terms of acquisition, in anticipation of which, on March 25, the Company authorized an offering for 10,000,000 shares of common stock under Rule 504 of Regulation D. The shares were offered at Ten Cents ($.10) per share to raise up to but not more than $1,000,000, and a Form D to that effect was filed with the SEC on March 26, 1999. Proceeds were to be used to pay expenses related to the acquisition of Motor Sports and to pay off the Company's debts. By April 6, 1999, the Company had sold 4,100,000 shares to five investors. 215,000 shares were sold for a $100,000 check delivered before April 6, 1999 (this check was to buy 1,000,000 shares; it was later dishonored, but not before the purchaser absconded with 215,000 shares -- the Company canceled the remaining 785,000 shares and considered legal action which it did not pursue as it could not afford to do so). 3,885,000 shares were paid toward debts owed to consultants, Arce International, Inc., Hudson Consulting Group, Inc., Chartwell Investments, Inc., and Global Universal, Inc., incurred for services rendered before April 6, 1999 by introducing Motor Sports to the Company and handling various accounting, corporate cleanup, and compliance issues.

         On April 6, 1999, the Company signed an Acquisition Agreement with Motor Sports which would have effected the Company's acquisition of Motor Sports. According to the Acquisition Agreement, a total of 11,790,000 shares of the Company's common stock were to be issued to Motor Sports shareholders. However, Motor Sports and/or its financial backers did not perform certain conditions of the Acquisition Agreement, which led to extensive negotiations between the parties. These negotiations yielded an Addendum #1 to the Acquisition Agreement dated May 10, 1999 a Debt Settlement Agreement dated June 11, 1999 (relating to matters raised in the Acquisition Agreement), and a Settlement Agreement dated July 19, 1999 (which the parties intended to resolve all outstanding issues). As a result of these negotiations and agreements, the contemplated merger with Motor Sports was finally canceled on or about September 28, 1999. As a result of the canceled merger, all 11,790,000 shares of common stock, as well as all but 502,360 shares of the stock issued under Rule 504, were canceled on September 28, 1999.

         Also on September 28, 1999, the Company issued 250,000 shares of its common stock, restricted under Rule 144, to Donald Walker as a settlement of all claims under the Settlement Agreement dated July 19, 1999; 550,000 shares of common stock, restricted under Rule 144 to Global Universal for new services relating to new acquisition opportunities; and 532,640 shares of common stock, restricted under Rule 144, to Hudson Consulting Group, Inc. for new assistance in preparing the documents necessary to become a reporting company under the Securities Exchange Act of 1934 as well as assistance relating to new acquisition opportunities.

         On August 30, 2001, the Company entered into a Stock Acquisition Agreement ("Acquisition Agreement") with Christopher Astrom; Hudson Consulting Group, Inc.; and Global Universal, Inc, of Delaware pursuant to which Mr. Astrom was granted the right to purchase 95% of the issued and outstanding shares of common stock and 1,477,345 shares of preferred stock. Under the Acquisition Agreement, Mr. Astrom was to pay $ 315,000.00 to the Company for the common and preferred stock and tender to the Company all of the issued and outstanding common stock of Senior Lifestyle Communities, Inc. ("Communities"). The Acquisition Agreement closed October 30, 2001. At the time of Closing the purchased shares represented 95% of the issued and outstanding common and preferred stock of the Company. On September 17, 2001 the Company increased its authorized common stock to 500,000,000.

         On October 30, 2001, the Company entered into a Share Exchange Agreement and Plan of Reorganization ("Exchange Agreement") with Mr. Astrom and Communities, the purpose of which was to accommodate the financing by Mr. Astrom of his obligations under the Acquisition Agreement. To provide the financing on behalf of Mr. Astrom, Communities issued its 8% Series SPA Senior Subordinated Convertible Debentures in the initial amount of $ 360,000 to a non-affiliated private source of financing. At the close of the Acquisition Agreement and the Exchange Agreement, Communities became a wholly-owned subsidiary of the Company. Communities' owns all of the issued and outstanding common stock of Senior Adult Lifestyle, Inc. ("Senior").

         Pursuant to an Agreement executed on December 26, 2001, made effective as of October 31, 2001 and a Statutory Warranty Deed dated October 30, 2001, the Registrant, through Senior, acquired from National Realty and Mortgage, Inc. ("National") all of the right, title and interest of National in (i) a certain parcel of real property in Hebron, Connecticut; and (ii) four contracts to purchase certain parcels of real property in Watertown, New Milford, Granby and East Windsor, Connecticut. The Hebron property was subject to two mortgages having an aggregate principal balance of $ 315,000.00, which mortgages Senior assumed and agreed to pay as part of the consideration for the conveyance. National and the Company have the same officers and directors and, accordingly, they may be deemed "affiliates".

         In May 2001, prior to the conveyance of the Connecticut Properties, National, through its then wholly-owned subsidiary, Connecticut Acquisitions Corp. No.1 ("Acquisition Corp.") entered into a joint venture with Nathan Kahn and various companies controlled by Mr. Kahn ("Kahn Entities") to develop the portion of the Connecticut Properties ("Land Development Agreement') located in Hebron, Connecticut ("Hebron Parcel"). The Land Development Agreement called for Acquisition Corp. to fund the initial costs of acquisition and development and, after the deduction of expenses from gross revenues, profits would be divided 50% to Acquisition Corp. and 50% to the Kahn Entities. On May 8, 2001, following the acquisition of the Hebron Parcel, Acquisition Corp. was merged into National. As a consequence of the conveyance of the Hebron Parcel by National to Senior as part of the Connecticut Properties, Senior assumed the obligations of National under the Land Development Agreement.

         As  additional  consideration  for  the  conveyance  to  Senior  of the
Connecticut Properties, the Company agreed to issue to National Realty and Mortgage, Inc., a related company with common ownership, 20,000,000 shares of the Company's common stock ("Shares") based on a value of $0.10 per share (determined on the basis of the average bid price of the Company's common stock during the week immediately prior to the effective date of October 31, 2001) towards an agreed consideration of $2,000,000 for a land deposit. In addition, the Company agreed that on the earlier of (a) the expiration of three (3) years from the date of the conveyance if the value on that date was below $2,000,000, or (b) at the time that National Realty and Mortgage, Inc. has sold all of the Shares, if the gross sales proceeds realized by National Realty and Mortgage, Inc. from the sale of the Shares is less than $2,000,000, the Company was required to issue to National Realty and Mortgage, Inc. such additional shares of common stock in an amount based on the closing bid price as quoted on the OTC Bulletin Board on the day before the date of such additional share issuance as to make up the difference between said value or gross sales proceeds and $2,000,000. The Company issued the 20,000,000 shares on February 1, 2002 and an additional 5,230,000 on February 12, 2002. The value of the common stock February 1, 2002 was $180,000 ($.009). The agreement for additional consideration subsequently defaulted and was rescinded.

         In March, 2002, the Company sold its interest in the Connecticut Properties to Nathan Kahn and CT Adult Condominiums, LLC for $630,216.

         In  June,  2002  the  Company  issued  3,522,655  shares  of  Series  A
Convertible  Preferred  Stock to  Christopher  Astrom and  designated the entire
5,000,000 shares of Preferred Stock then owned by Mr. Astrom as Series A Convertible Preferred Stock.

         On July 1, 2004, the Company entered into a two (2) year agreement with Wahoo Funding LLC, an affiliated Florida limited liability company, whereby the Company shall render to Wahoo certain financial and business consulting services in exchange for a total of $750,000.

         Except for the foregoing contract with Wahoo, the Company has not engaged in any operations and has been virtually dormant for several years.

         Additionally, the Company has not renewed the corporate charters for Senior Lifestyle Communities, Inc. and Senior Adult Lifestyles, Inc. The Company has transferred all assets and liabilities associated with these companies into the parent Genesis Capital Corporation of Nevada.

         Upon effectiveness of this registration statement, the Company will resume the filing of reporting documentation in an effort to maximize shareholder value. The best use and primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a reporting public company. Any business combination or transaction may potentially result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

General Business Plan

         At this time, the Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

         The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

         The Company intends to advertise and promote the Company privately. The Company has not yet prepared any notices or advertisement. The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

         The Company has, and will continue to have, little or no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

         The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company. Management intends to concentrate on identifying preliminary prospective business opportunities, which may be brought to its attention through present associations of the Company's officers and directors. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company do expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within at or immediately following closing of the proposed transaction.

         The Officers of the Company have limited experience in managing companies similar to the Company and shall rely upon their own efforts, in accomplishing the business purposes of the Company. The Company may from time to time utilize outside consultants or advisors to effectuate its business purposes described herein. No policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash.

         The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

         It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. The Company has limited capital with which to pay these anticipated expenses.

Acquisition of Opportunities

         In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

         It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition.

         As part of the Company's investigation, officers and directors of the Company may personally meet with management and key personnel, may visit and inspect material facilities, obtain analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

         With respect to any merger or acquisition, negotiations with target company management are expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

         The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

         Except as otherwise provided by the reporting requirements of the Securities Exchange Act of 1934, the Company does not intend to provide the Company's security holders with complete disclosure documents, including audited financial statements, concerning an acquisition or merger candidate and its business prior to the consummation of any acquisition or merger transaction.

Competition
-----------

         The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors

Employees
---------

         The Company currently has no employees. The business of the Company will be managed by its officer and directors, who may become employees of the Company. The Company does not anticipate a need to engage any full-time employees at this time. The need for employees and their availability will be addressed in connection with the proposed development of the Company's real property.

Reporting
---------

         From 1999 through February 2002, the Company was an SEC reporting company obligated to file reports under Section 13 and 15(d) of the Securities Exchange Act of 1934, as amended. In February 2002, the Company filed with the SEC a Form 15 terminating the above reporting obligations.

Potential Violations of the Securities' Laws
--------------------------------------------

         In a comment letter from the Securities and Exchange Commission dated May 31, 2002, the SEC commented on the Company's Form 10-KSB for the year ended September 30, 2001 and Form 10-QSB for the quarter ended December 31, 2001.

         The Company during the year ended September 30, 2002 became aware that some or all of the stock issuances relating to the debenture conversions may have not been in compliance with the registration provisions of section 5 of the Securities Act of 1933 as amended. The full impact of this is unknown at this time. As a result, the Company has reclassified $266,377 to temporary equity as of September 30, 2005 and 2004. This account acts as a reserve for capital that the Company may be required to pay.

         The specific circumstances surrounding said potential violations are as follows:

         On or about October 30, 2001, Senior Lifestyle Communities, Inc. ("Communities") issued 8% Senior Subordinated Convertible Redeemable Debentures ("Debentures") in the aggregate principal amount of $ 1,000,000 to Sea Lion Investors LLC; Equity Planners LLC; and Myrtle Holdings LLC. The Debentures were issued pursuant to Regulation D Rule 504(b) (iii). The Debentures permit the holders thereof to convert all or any amount over $5,000.00 of the principal face amount of the Debentures into shares of common stock at a conversion price of 70% of the per share price valued in accordance with the book value of the common stock or 70% of the lowest closing bid price as quoted on the OTC Bulletin, if the shares of Communities, or its successors or assigns, are quoted in the OTC Bulletin Board. Subsequent to the issuance of the Debentures, Communities became the wholly-owned subsidiary of the Company. The Company has assumed all of the obligations of Communities under the Debentures.

         On December 13, 2001, the Company entered into an Escrow Agreement with Sroya Holdings LLC, as escrow agent ("Sroya"), and Sea Lion Investors LLC; Equity Planners LLC; and Myrtle Holdings LLC, the purpose of which was to amend and supplement the October 30, 2001 agreement among Communities and the Debenture holders. Pursuant to the Escrow Agreement, the Company deposited 100,000,000 shares of its common stock ("Escrow Shares") with Sroya to ensure the timely delivery of the Company's common stock upon the exercise of the conversion privileges by the Debenture holders under the Debentures issued on October 31, 2001. Under the Escrow Agreement, Sroya, as escrow agent, does not have an interest in either the Debentures or the Escrow Shares and neither is Stroya considered a shareholder of the Company by virtue of holding the Escrow Shares. The Escrow Shares were deposited with Sroya pursuant to Regulation D Rule 540 (b) (iii) and Section 3 (a)(9) of the Securities Act of 1933 as a result of the assumption by the Company of all of the obligations of Communities under the Debentures, including the obligation to repay the principal and interest and the conversion privileges. The issuance of the Escrow Shares to the Debenture holders upon the exercise of the conversion privileges under the Debentures and any subsequent sale of the Escrow Shares could have a material adverse affect on the Company's common stock and cause its market price to decline substantially.

         Section 5 of the Securities Act prohibits the public sale of securities absent an effective registration statement being filed with the SEC, unless an exemption from registration applies. The above transactions were performed in a manner thought to be exempt from the registration requirements of Section 5 of the Securities Act. However, the requirements of the exemptions relied on do not appear to have been satisfied. The Company is thereby exposed to possible litigation under Section 12(a)(1) of the Securities Act. Section 13 of the Securities Act provides that no action shall be maintained for offering or selling securities in violation of Section 5 unless that action is brought within one year of the date of the violation. If actions by the holders of Company Common Stock received upon conversion of the Debentures are barred by this statute of limitations, the Company expects to reclassify certain amounts from temporary equity to permanent stockholder equity.

         While one year has passed from the initial placement of the Debentures and the partial conversion of said Debentures, there have been no actions filed against the Company based upon a violation of Section 5. Because the statute of limitations has run, it is unlikely that a large portion of these holders of Company Common Stock will file an action against the Company. However, some of the Debentures remain unconverted and, as such, any potential action maintained against the Company could have a substantial impact on the Company and capital resources. The ramifications of this may entail a possible rescission offer to the stockholders affected within the past year. Other possible ramifications include an enforcement action by the SEC.

Item 2. Management's Discussion and Analysis or Plan of Operation

         The following presentation of management's discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements, the accompanying notes thereto and other financial information appearing elsewhere in this report. This section and other parts of this report contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements.

OVERVIEW

         Since its incorporation in 1983, the Company has changed the nature of its business operations several times. Currently, the Company's renders financial and consulting services to Wahoo Funding LLC, an affiliated Florida limited liability company. On July 1, 2004, the Company entered into a two (2) year agreement with Wahoo Funding LLC, an affiliated Florida limited liability company, whereby the Company shall render to Wahoo certain financial and business consulting services in exchange for a total of $750,000.

         Except for the foregoing contract with Wahoo, the Company has not engaged in any operations and has been virtually dormant for several years.

Plan of Operations

         The Company intends to offer consulting services pursuant to its agreement with Wahoo Funding LLC.

         Also, the Company intends to search for suitable merger or acquisition candidates in order to expand its operations.

         The Company does not expect to hire any employees during the next 12 months.

SUMMARY OF RESULTS

         For the year end period September 30, 2005, the Company generated $350,000 revenue and incurred expenses of $149,405, generating a profit of $200,595.

         For the fiscal years ended 2005 and 2004, the results are a follows:

                                              2005         2004
                                            --------     --------

Consulting revenue                          $350,000     $350,000

Operating expenses                          (149,405)     (38,892)

Net Income (Loss)                           $200,595     $311,108

         In 2005 and 2004, the revenue represents income from the consulting agreement with Wahoo. In 2005 and 2004, operating expenses primarily represent general and administrative expenses, ongoing legal, accounting and other administrative costs as well interest expense from the debentures.

CONTINUING OPERATIONS, LIQUIDITY AND CAPITAL RESOURCES

         For the past several years, the Company effectively ceased operations. The Company does not have any ongoing business operations or revenue sources beyond those from the contract with Wahoo, which contract expires in 2006.

         Accordingly, the Company's remaining operations will be limited to either its consulting operations or a business combination with an existing business.

         The revenue from consulting may not be sufficient to repay substantially all of the liabilities of the Company. These, among other matters, raise substantial doubt about the Company's ability to continue as a going concern.

         The Board of Directors of the Company has determined that, subject to stockholder approval, the best course of action for the Company is to complete a business combination with an existing business.

         The Company's cash balance at September 30, 2005 was $13,223 and for 2004 was negligible

Item 3.  Description of Property

         The Company shares office space and a phone number with National Realty and Mortgage, Inc. at 6915 Red Road, Suite 222, Coral Gables, Florida 33143.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth, as of November 29, 2005, the number and percentage of outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each current director of the Company, (ii) each current executive officer of the Company,
(iii) all current directors and executive officers of the Company as a group, and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the Company's outstanding common stock. Except as otherwise indicated, the persons named in the table below have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws (where applicable).


                  Name and                  Amount and
                  Address of                Nature of
Title             Beneficial                Beneficial        Percent
Of Class          Owner                     Owner             of Class(1)
--------------------------------------------------------------------------------
Common            Richard Astrom

Common            Christopher Astrom        48,880,309          10.45%

Common            National Realty and       25,230,000(a)        5.39%
                  Mortgage, Inc.

Common            All executive officers
                  And directors as
                  a group (2 persons)

Preferred-
Series A
Convertible       Christopher Astrom        5,000,000             100%
--------------------------------------------------------------------------------
          ------------------------------------------------------------
(a) Richard Astrom is the President, a director, and controlling shareholder of National, and could be considered the beneficial owner of the shares issued to National. Christopher Astrom is an officer and director of National and could be also considered the beneficial owner of the shares issued to National.

(1) Based on an aggregate of 467,949,688 common shares and 5,000,000 preferred shares outstanding as of November 29 2005. Each share of series A convertible preferred stock entitles the holder thereof to 25 votes on all matters, the right to convert each share into 25 shares of common stock and a liquidation preference of $1.00 per share

Item 5.  Directors and executive officers, promoters and control persons

The following  persons  constitute all of the Company's  Executive  Officers and
Directors:

Name                                Age                  Position
----                                ---                  --------

Richard Astrom                      57               President/CEO and Director

Christopher Astrom                  34               Vice President/Secretary/
                                                     Treasurer and Director

Richard S. Astrom. Since 1995, Mr. Astrom has served as President and Chief Executive Officer of National Realty and Mortgage, Inc. Mr. Astrom is also a director of Capital Solutions I, Inc. Mr. Astrom became President, Chief Executive Officer and a director of the Company on November 1, 2001. Mr. Astrom has been an active real estate broker in Florida since 1969. Mr. Astrom is a graduate of the University of Miami with a Bachelors Degree in Business Administration.

Capital Solutions I, Inc., is a public Company trading on the over the counter bulletin board. Capital Solutions I files periodic reports pursuant to the Securities Exchange Act of 1934.

National Realty and Mortgage, Inc., is a public company which files reports pursuant to the Securities Exchange Act of 1934. Although National Realty and Mortgage, Inc. is not currently trading, a market maker recently submitted a 15c2-11 application on its behalf and was approved to quote its securities on the over the counter bulletin board. The Company expects to begin quotations shortly.

Christopher Astrom. Since 1995, Mr. Astrom has served as Vice-President and Corporate Secretary of National Realty and Mortgage, Inc. with responsibilities for property acquisitions. Mr. Astrom is the President, Corporate Secretary and a director of Capital Solutions I, Inc. Mr. Astrom became Corporate Secretary, Treasurer and a director of the Company on November 1, 2001. Mr. Astrom graduated from the University of Florida with a Bachelors Degree in Business Administration from the School of Business. Mr. Astrom is the son of Richard Astrom.

Capital Solutions I, Inc., is a public Company trading on the over the counter bulletin board. Capital Solutions I files periodic reports pursuant to the Securities Exchange Act of 1934.

National Realty and Mortgage, Inc., is a public company which files reports pursuant to the Securities Exchange Act of 1934. Although National Realty and Mortgage, Inc. is not currently trading, a market maker recently submitted a 15c2-11 application on its behalf and was approved to quote its securities on the over the counter bulletin board. The Company expects to begin quotations shortly.

All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

PRIOR EXPERIENCE WITH BLANK CHECK COMPANIES:

The following sets forth the prior experience of the Company's Executive Officers and Directors with blank check companies:

                            Capital Solutions I, Inc.


Name                                Current Position
----                                ---

Richard Astrom                      Director

Christopher Astrom                  President/Secretary/Director


Capital Solutions I, Inc. ("Capital Solutions"), is a blank check public Company trading on the over the counter bulletin board. Capital Solutions is current in its periodic filings. Its file number is 000-09879.

Both Richard Astrom and Christopher Astrom became directors of Capital Solutions on August 27, 2001. Form 1983 through August 29, 2001, Capital Solutions was not engaged in any business. From August 29, 2001 through the 1st quarter of 2002, Capital Solutions was engaged in the construction business. Capital Solutions has had little or no business operations since the 1st quarter of 2002.

There are currently no acquisitions, business combinations or mergers pending with respect to Capital Solutions.

Item 6.  Executive Compensation

The following table sets forth compensation awarded to, earned by or paid to the Company's Chief Executive Officer and the four other most highly compensated executive officers with compensation in excess of $100,000 for the years ended September 30, 2004, 2003 and 2002 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                             Annual Compensation                           Long Term Compensation Awards
                             -------------------                           -----------------------------
                                                                                      Securities
                                                                     Restricted       Underlying       All other
Name and Principal                        Salary        Bonus          Stock          Options/       compensation
    Position                     Year      ($)           ($)          Award(s)        Warrants           ($)

Richard Astrom                   2004       0             0              0                0               0

                                 2003       0             0              0                0               0

                                 2002       0             0              0                0               0


Christopher Astrom               2004       0             0              0                0               0

                                 2003       0             0              0                0               0

                                 2002     $9000           0              0                0               0


EMPLOYMENT CONTRACTS: None

The following tables show, as to the named executive officers, certain information concerning stock options:


                            OPTION GRANTS DURING 2004


                              PERCENT OF
             NUMBER OF        TOTAL OPTIONS
             SECURITIES       GRANTED TO         EXERCISE OR
             UNDERLYING       EMPLOYEES IN       BASE PRICE
NAME         OPTIONS          FISCAL YEAR        ($/SH)          EXPIRATION DATE
----         ----------       -------------      -----------     ---------------
NONE

                AGGREGATED OPTIONS EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                SHARES
                ACQUIRED        VALUE          NUMBER OF SECURITIES UNDERLYING            VALUE OF UNEXERCISED IN
NAME            ON EXERCISE     REALIZED       UNEXERCISED OPTIONS AT FY-END (#)          THE MONEY OPTIONS
----            -----------     --------       ---------------------------------          ------------------------------
                                               EXERCISABLE         UNEXERCISABLE          EXERCISABLE      UNEXERCISABLE
                                               -----------         -------------          -----------      -------------
NONE


Compensation of Directors

The Company's directors are not compensated for their services as directors of the Company.

Item 7.  Certain Relationships and Related Transactions

Richard Astrom is the father of Christopher Astrom.

On July 1, 2004, the Company entered into a two (2) year agreement with Wahoo Funding LLC, an affiliated Florida limited liability company, whereby the Company shall render to Wahoo certain financial and business consulting services in exchange for a total of $750,000.

Item 8.  Description of Securities

General

The Company's authorized capital stock consists of 500,000,000 shares of Common Stock, $.001 par value, and 10,000,000 shares of Preferred stock, $.001 par value. As of November 29, 2005 there were 467,949,688 shares of Common Stock issued and outstanding and 5,000,000 shares of Series A Convertible Preferred Stock, $0.001 par value, issued and outstanding. No other shares of Preferred Stock are currently outstanding.

Common Stock

Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by shareholders, and a majority vote is required for all actions to be taken by shareholders. In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor, subject to any dividend restrictions imposed by the Company's creditors. No dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if, after giving effect to such distribution, the Company would not be able to pay its debts as they become due in the normal course of business, or the Company's total assets would be less than the minimum of its total liabilities.

Preferred Stock

The Board of Directors of the Company is authorized (without any further action by the shareholders) to issue Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends, if any, on the Common Stock. In addition, holders of the Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to holders of Common Stock. In addition, under certain circumstances, the issuance of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities, or the removal of incumbent management. The Board of Directors of the Company, without shareholder approval, may issue Preferred Stock with dividend, liquidation, redemption, voting and conversion rights which could adversely affect the holders of Common Stock.

As of November 29, 2005, 5,000,000 shares of series A convertible Preferred Stock are outstanding. The Company's series A convertible preferred stock (i) has a liquidation preference over common stock in the amount of $1.00 per share;
(ii) is redeemable at the option of the Corporation for $1.00 per share plus any declared but unpaid dividends; (iii) is redeemable at the option of the Holder in the event of certain business combinations for $10.00 per share; (iv) is convertible at the option of the Holder for 25 shares of common stock per preferred share; and (v) entitles the Holder to 25 votes per preferred share.

Debentures

The Company on November 1, 2001 assumed by assignment, the obligation of certain 8% Series SPA Senior Subordinated Convertible Debentures in the face amount of $1,000,000 received by assignment from Senior Lifestyle Communities, Inc. and Sea Lion Investors, LLC, Equity Planners LLC, and Myrtle Holdings, LLC (collectively "Purchasers"), each a Colorado limited liability company, and issue the Company's debentures by Senior Lifestyle Communities, Inc.

The proceeds of the debentures of Senior Lifestyle Communities, Inc. were used to acquire the Company, and pay all amounts due to the professionals engaged in the transaction and for cash flow for the planned development of senior residential properties including a development located in Connecticut.

During the year ended September 30, 2002, the Company issued  383,591,468 shares
of  common  stock  in  connection   with  the   conversions  of  the  debentures
outstanding. These conversions were valued at $161,222.

The Company has outstanding convertible debentures at June 30, 2005 and 2004 in the amount of $453,720. The debentures are convertible at the investors' discretion pursuant to the convertible debenture agreement. These debentures were to mature along with the related interest on November 1, 2003. However, see "Item 1. Description of Business - Potential Violations of the Securities' Laws".


Options and Warrants

None

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

MARKET INFORMATION


The Company's common stock is traded on the "Pink Sheets" under the symbol "GNCP.PK". Such trading of our common stock is limited and sporadic.

The table below sets forth the high and low bid quotations for the Company's Common Stock for each quarter of fiscal 2003 and fiscal 2004 and the first three fiscal quarters of 2005. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

                                  Closing Bids

                                             HIGH               LOW

   2005

September 30, 2005                          $0.0001           $0.0001
June 30, 2005                               $0.0001           $0.0001
March 31, 2005                              $0.0001           $0.0001
December 31, 2004                           $0.0001           $0.0001

   2004

September 30, 2004                          $0.0001           $0.0001
June 30, 2004                               $0.0001           $0.0001
March 31, 2004                              $0.0001           $0.0001
December 31, 2003                           $0.0001           $0.0001

   2003

September 30, 2003                          $0.0001           $0.0001
June 30, 2003                               $0.0001           $0.0001
March 31, 2003                              $0.001            $0.001
December 31, 2002                           $0.0001           $0.0001

The ability of individual shareholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state.

From time-to-time the Company may grant options or warrants, or promise registration rights to certain shareholders. The Company has no control over the number of shares of its common stock that its shareholders sell. The price of the Company's stock may be adversely affected if large amounts are sold in a short period.

The Company's shares most likely will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the SEC. Broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), are subject to additional sales practice requirements.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock and may affect the ability of shareholders to sell their shares.

As of June 30,  2005,  there  were  approximately  206  holders of record of our
common  stock.  This  number  does  not  include  an  indeterminate   number  of
shareholders whose shares are held by brokers in street name.

TRANSFER AGENT

The Company's transfer agent is Signature Stock Transfer, Inc.

RULE 144 SALES

The Company appears to be a blank check company. Generally, a blank check company is a development stage company that has no specific business plan or purpose, or is seeking to merge with or acquire an unidentified target, and is issuing "penny stock". It is the position of the Commission that securities issued by a blank check company cannot be resold under Rule 144, regardless of technical compliance with that rule, but must be registered under the Securities Act. Accordingly, the restricted securities held by our present shareholders in the amount of an aggregate of 74,364,891 shares may not be resold under Rule 144, but may only be sold pursuant to an effective registration statement under the Securities Act. In addition, any securities issuance while the Company is a blank check company, including issuances for the services of consultants and advisors, may not be resold under Rule 144, but may only be sold pursuant to an effective registration statement under the Securities Act.

DIVIDEND POLICY

The Company has not declared any dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

Item 2.  Legal Proceedings

None.

Item 3.  Changes in and Disagreements with Accountants

In its two most recent fiscal years or any later interim period, the Company has had no disagreements with its independent accountants.

Item 4.  Recent Sales of Unregistered Securities

The following is a list of unregistered securities sold by the Company within the last three years including the date sold, the title of the securities, the amount sold, the identity of the person who purchased the securities, the price or other consideration paid for the securities, and the section of the Securities Act of 1933 under which the sale was exempt from registration as well as the factual basis for claiming such exemption.

None.

Item 5.  Indemnification of Directors and Officers

The Company's Bylaws and section 78.751 of the Nevada General Corporation Law for indemnification of the Company's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company.

The Company's Bylaws permit it to limit the liability of its directors to the fullest extent permitted under Section 78.037 of the Nevada General Corporation Law. As permitted by Section 78.037 of the Nevada General Corporation Law, the Company's Certificate of Incorporation also include provisions that eliminate the personal liability of each of its officers and directors for any obligations arising out of any acts or conduct of such officer or director performed for or on behalf of the Company. To the fullest extent allowed by Section 78.751 of the Nevada General Corporation Law, the Company will defend, indemnify and hold harmless its directors or officers from and against any and all claims, judgments and liabilities to which each director or officer becomes subject to in connection with the performance of his or her duties and will reimburse each such director or officer for all legal and other expenses reasonably incurred in connection with any such claim of liability. However, we will not indemnify any officer or director against, or reimburse for, any expense incurred in connection with any claim or liability arising out of the officer's or director's own negligence or misconduct in the performance of duty.

The provisions of the Company's Bylaws and Certificate of Incorporation regarding indemnification are not exclusive of any other right the Company has to indemnify or reimburse officers or directors in any proper case, even if not specifically provided for in the Certificate of Incorporation or Bylaws.

The Company believes that the indemnity provisions contained in its bylaws and the limitation of liability provisions contained in its certificate of incorporation are necessary to attract and retain qualified persons for these positions. No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and the Company is not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Company's audited financial statements for the fiscal years ended September 30, 2005 and 2004 are attached hereto as F-1 through F-15

                           GENESIS CAPITAL CORPORATION
                                    OF NEVADA
                        CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2005 AND 2004

                      GENESIS CAPITAL CORPORATION OF NEVADA

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS








                                                                         PAGE(S)

Report of Independent Registered Public Accounting Firm                    1-2

Consolidated Financial Statements:

         Balance Sheets as of September 30, 2005 and 2004                   3

         Statements of Income for the Years
         Ended September 30, 2005 and 2004                                  4

         Statement of Changes in Stockholders' (Deficit)
         For the Years Ended September 30, 2005 and 2004                    5

         Statement of Changes in Stockholders' Temporary
         Equity for the Years Ended September 30, 2005 and 2004             6

         Statements of Cash Flow for the Years Ended
         September 30, 2005 and 2004                                        7

         Notes to Consolidated Financial Statements                        8-15

                        BAGELL, JOSEPHS & COMPANY, L.L.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                               HIGH RIDGE COMMONS
                           200 HADDONFIELD BERLIN ROAD
                                 SUITES 400-403
                           GIBBSBORO, NEW JERSEY 08026
                        (856) 346-2828 FAX (856) 346-2882


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Stockholders of
Genesis Capital Corporation of Nevada
Coral Gables, Florida


We have audited the accompanying consolidated balance sheets of Genesis Capital Corporation of Nevada (the "Company") as of September 30, 2005 and 2004 and the related consolidated statements of income, changes in stockholders' (deficit), changes in temporary equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 8 to the consolidated financial statements, the Company has raised certain issues that lead to substantial doubt about its ability to continue as a going concern. The Company has had recurring losses previous to September 30, 2004. Additionally, the company may have violated certain provisions of Section 5 of the Securities Act of 1933. (See notes 6 and 10). Management's plans in regards to these matters are also discussed in Note 8. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

As discussed in Note 11 to the consolidated financial statements, the Company has restated its September 30, 2002 ending stockholders' (deficit) for certain errors that resulted in an understatement of previously reported expenses for the year ended September 30, 2002 that were discovered by the Company's management. The recognition of these expenses increased the Company's deficit by approximately $127,528. The increase in the deficit was substantially attributed to the recognition of the amortization of interest associated with the convertible debentures issued by the Company. Additionally, the Company classified certain shares of its common stock as "temporary equity" from "permanent" deficit. These adjustments had no effect on the September 30, 2005 and 2004 net income. (See note 6).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Genesis Capital Corporation of Nevada as of September 30, 2005 and 2004, and the results of its statements of income, changes in stockholders' (deficit), temporary equity and cash flows for the years then ended with cumulative totals since inception in conformity with accounting principles generally accepted in the United States of America.

/s/ BAGELL, JOSEPHS & COMPANY, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Gibbsboro, New Jersey

November 8, 2005

                      GENESIS CAPITAL CORPORATION OF NEVADA
                           CONSOLIDATED BALANCE SHEETS
                           SEPTEMBER 30, 2005 AND 2004

                                 ASSETS

                                                    2005                   2004
                                            --------------------   -------------------
CURRENT ASSETS
  Cash and cash equivalents                               13,223   $               145
  Accounts receivable                                    437,500               350,000
  Loans receivable related party - net                   135,654                     -
                                            --------------------   -------------------

TOTAL ASSETS                                $            586,377   $           350,145
                                            ====================   ===================


            LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' (DEFICIT)

CURRENT LIABILITIES
  Accounts payable and accrued expenses     $            125,529   $            89,232
  Debentures payable                                     453,720               453,720
  Loans payable - officers                                21,540                22,200
                                            --------------------   -------------------

      TOTAL CURRENT LIABILITIES                          600,789               565,152
                                            --------------------   -------------------

TEMPORARY EQUITY                                         266,377               266,377
                                            --------------------   -------------------


STOCKHOLDERS' (DEFICIT)
  Preferred Stock, $.001 Par Value; 10,000,000 shares
    authorized and 5,000,000 shares issued and outstanding,
    respectively                                           5,000                 5,000
  Common Stock, $.001 Par Value; 500,000,000
    shares authorized and 84,355,220 shares issued
    and outstanding, respectively                         84,355                84,355
  Additional Paid-in Capital                             244,745               244,745
  Deficit                                               (614,889)             (815,484)
                                            --------------------   -------------------

      TOTAL STOCKHOLDERS' (DEFICIT)                     (280,789)             (481,384)
                                            --------------------   -------------------

TOTAL LIABILITIES TEMPORARY EQUITY AND
   STOCKHOLDERS' (DEFICIT)                               586,377   $           350,145
                                            ====================   ===================

                      GENESIS CAPITAL CORPORATION OF NEVADA
                        CONSOLIDATED STATEMENTS OF INCOME
                 FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

                                                  2005                      2004
                                          ---------------------     ---------------------
CONSULTING REVENUE                        $            350,000      $            350,000
                                          ---------------------     ---------------------

OPERATING EXPENSES
   Professional Fees and Compensation Expenses           3,854                     1,188
   Marketing and Related Expenses                       63,313                         -
   Office and Administrative Expenses                   45,941                     1,407
   Interest Expense                                     36,297                    36,297
                                          ---------------------     ---------------------

          TOTAL OPERATING EXPENSES                     149,405                    38,892
                                          ---------------------     ---------------------

NET INCOME BEFORE PROVISION
  FOR INCOME TAXES                                     200,595                   311,108
   Provision for Income Taxes                               -                         -
                                          ---------------------     ---------------------

NET INCOME APPLICABLE TO
  COMMON SHARES                           $            200,595      $            311,108
                                          =====================     =====================

NET INCOME PER BASIC AND
  DILUTED SHARES                          $             0.0024      $             0.0037
                                          =====================     =====================

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                         84,355,220                84,355,220
                                          =====================     =====================

             GENESIS CAPITAL CORPORATION OF NEVADA AND SUBSIDIARIES
           STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) - RESTATED
                 FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004





                                                                                                  ADDITIONAL
                                                      PREFERRED STOCK           COMMON STOCK       PAID-IN
                                                     SHARES     AMOUNT       SHARES      AMOUNT    CAPITAL    (DEFICIT)     TOTAL
                                                   ----------- --------- ------------- ---------- ---------- ----------- -----------
Balance, September 30, 2002 as originally reported  5,000,000  $  5,000   467,949,688   $467,949         -   $ (927,335) $ (454,386)

Reclassification to temporary equity                       -         -   (383,594,468)  (383,594)   244,745    (127,528)   (266,377)
                                                   ----------- --------- ------------- ---------- ---------- ----------- -----------

Balance, September 30, 2002 as restated             5,000,000     5,000    84,355,220     84,355    244,745  (1,054,863)   (720,763)

Net loss for the year ended September 30, 2003              -         -             -          -          -     (71,729)    (71,729)
                                                   ----------- --------- ------------- ---------- ---------- ----------- -----------

Balance, September 30, 2003                         5,000,000     5,000    84,355,220     84,355    244,745  (1,126,592)   (792,492)
                                                   ----------- --------- ------------- ---------- ---------- ----------- -----------

Net income for the year ended September 30, 2004            -         -             -          -          -     311,108     311,108
                                                   ----------- --------- ------------- ---------- ---------- ----------- -----------

Balance, September 30, 2004                         5,000,000   $ 5,000    84,355,220   $ 84,355   $244,745  $ (815,484) $ (481,384)
                                                   ----------- --------- ------------- ---------- ---------- ----------- -----------

Net income for the year ended September 30, 2005            -         -             -          -          -     200,595     200,595
                                                   ----------- --------- ------------- ---------- ---------- ----------- -----------

Balance, September 30, 2005                         5,000,000   $ 5,000    84,355,220   $ 84,355   $244,745  $ (614,889) $ (280,789)
                                                   =========== ========= ============= ========== ========== =========== ===========

             GENESIS CAPITAL CORPORATION OF NEVADA AND SUBSIDIARIES
              STATEMENTS OF CHANGES IN TEMPORARY EQUITY - RESTATED
                 FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004


                                                                                  ADDITIONAL
                                                     COMMON STOCK                  PAID-IN
                                                        SHARES         AMOUNT      CAPITAL      (DEFICIT)      TOTAL
                                                    --------------  -----------  ------------  -----------  -----------


Balance, September 30, 2002 as originally reported              -            -             -            -            -

Reclassification from Permanent Equity                383,594,468      383,594      (244,745)     127,528      266,377
                                                    --------------  -----------  ------------  -----------  -----------

Balance, September 30, 2002 as restated               383,594,468      383,594      (244,745)     127,528      266,377

Activity for the year ended September 30, 2003                  -            -             -            -            -
                                                    --------------  -----------  ------------  -----------  -----------

Balance, September 30, 2003                           383,594,468    $ 383,594    $ (244,745)   $ 127,528    $ 266,377
                                                    --------------  -----------  ------------  -----------  -----------

Activity for the year ended September 30, 2004                  -            -             -            -            -
                                                    --------------  -----------  ------------  -----------  -----------

Balance, September 30, 2004                           383,594,468    $ 383,594    $ (244,745)   $ 127,528    $ 266,377
                                                    --------------  -----------  ------------  -----------  -----------

Activity for the year ended September 30, 2005                  -            -             -            -            -
                                                    --------------  -----------  ------------  -----------  -----------

Balance, September 30, 2005                           383,594,468    $ 383,594    $ (244,745)   $ 127,528    $ 266,377
                                                    ==============  ===========  ============  ===========  ===========

                      GENESIS CAPITAL CORPORATION OF NEVADA
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004




                                                                                        2005                 2004
                                                                                --------------------  -------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                   $           200,595   $          311,108
                                                                                --------------------  -------------------
   Adjustments  to  reconcile  net  income  to net cash  provided  by (used  in)
     operating activities:

   CHANGES IN ASSETS AND LIABILITIES:
     (Increase) in Accounts receivable                                                      (87,500)            (350,000)
     (Increase) in Loans receivable                                                        (112,954)                  -
     (Decrease) in Loans payable                                                            (23,360)                  -
      Increase in Accounts payable and accrued expenses                                      36,297               36,298
                                                                                --------------------  -------------------
          TOTAL ADJUSTMENTS                                                                (187,517)            (313,702)
                                                                                --------------------  -------------------
          NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                13,078               (2,594)
                                                                                --------------------  -------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net proceeds from loans payable - net                                                         -                 2,000
                                                                                --------------------  -------------------
          NET CASH PROVIDED BY FINANCING ACTIVITIES                                              -                 2,000
                                                                                --------------------  -------------------

NET  INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                                                          13,078   $             (594)

CASH AND CASH EQUIVALENTS
   BEGINNING OF YEAR                                                                            145                  739
                                                                                --------------------  -------------------

CASH AND CASH EQUIVALENTS
   END OF YEAR                                                                  $            13,223   $              145
                                                                                ====================  ===================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION:

CASH PAID DURING THE YEAR FOR:
   Interest Expense                                                             $                -    $               -
                                                                                ====================  ===================

                      GENESIS CAPITAL CORPORATION OF NEVADA
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2005 AND 2004

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION
         --------------------------------------

         Genesis Capital Corporation of Nevada (the "Company") was incorporated in the State of Colorado in 1983. The Company has a total of 500,000,000 authorized common shares at September 30, 2005 and 2004, respectively, (par value $.001) with 467,949,688 shares issued and outstanding at September 30, 2005 and 2004, respectively, and 10,000,000 shares authorized preferred stock (par value of $.001) with 5,000,000 shares issued and outstanding as of September 30, 2005 and 2004.

         The Company may be in violation of Section 5 under the Securities and Exchange Commission Act as amended. The Company has reclassified certain common shares issued to a temporary equity account from its permanent deficit. See Note 6.

         In December, 1997, the Company merged with Lincoln Health Fund, Inc. which is the company that owned land in Tarrant County, Texas. In March, 1999, the Company filed an Articles of Merger in the State of Nevada and to change the par value of its common stock.

         The Company entered into a Stock Acquisition Agreement with Christopher Astrom, Hudson Consulting Group, Inc. and Global Universal, Inc. of Delaware dated August 30, 2001, which closed on October 30, 2001. This Stock Acquisition Agreement enabled Senior Lifestyle Communities, Inc. to acquire 95% of the issued and outstanding shares of common and preferred stock of the Company for $315,000. For accounting purposes, the transaction has been accounted for as a reverse acquisition, under the purchase method of accounting.

         In addition to the Stock Acquisition Agreement, the Company and Senior Lifestyle Communities, Inc. entered into a Share Exchange Agreement and Plan of Reorganization.

         Upon these agreements with Senior Lifestyle Communities, Inc., the Company on November 1, 2001 assumed by assignment, the obligation of certain 8% Series SPA Senior Subordinated Convertible Debentures in the face amount of $1,000,000 received by assignment from Senior Lifestyle Communities, Inc. and Sea Lion Investors, LLC, Equity Planners LLC, and Myrtle Holdings, LLC (collectively "Purchasers"), each a Colorado limited liability company, issue the Company's debentures of Senior Lifestyle Communities, Inc.

         Senior Lifestyle Communities, Inc. is a Nevada Corporation engaged in the development of senior adult residences, incorporated in August, 2001. In addition to Senior Lifestyle Communities, Inc., the Company has Senior Adult Lifestyles, Inc. a wholly-owned subsidiary effective October 30, 2001.

                     GENESIS CAPITAL CORPORATION OF NEVADA
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           SEPTEMBER 30, 2005 AND 2004

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)
         --------------------------------------------------

         As additional consideration for the conveyance to Senior of the Connecticut Properties, the Company agreed to issue to National Realty and Mortgage, Inc., a related company with common ownership, 20,000,000 shares of the Company's common stock ("Shares") based on a value of $0.10 per share (determined on the basis of the average bid price of the Company's common stock during the week immediately prior to the effective date of October 31, 2001) towards an agreed consideration of $2,000,000 for a land deposit. In addition, the Company agreed that on the earlier of (a) the expiration of three (3) years from the date of the conveyance if the value on that date was below $2,000,000, or (b) at the time that National Realty and Mortgage, Inc. has sold all of the shares, if the gross sales proceeds realized by National Realty and Mortgage, Inc. from the sale of the shares is less than $2,000,000, the Company was required to issue to National Realty and Mortgage, Inc. such additional shares of common stock in an amount based on the closing bid price as quoted on the OTC Bulletin Board on the day before the date of such additional share issuance as to make up the difference between said value or gross sales proceeds and $2,000,000. The Company issued the 20,000,000 shares on February 1, 2002 and an additional 5,230,000 on February 12, 2002. The value of the common stock February 1, 2002 was $180,000 ($.009). The agreement for additional consideration subsequently defaulted and was rescinded.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     GENESIS CAPITAL CORPORATION OF NEVADA
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           SEPTEMBER 30, 2005 AND 2004


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         ------------------------------------------------------

         REVENUE AND COST RECOGNITION

         The Company's consolidated financial statements are prepared using the accrual method of accounting. Under this method, revenue is recognized when earned and expenses are recognized when incurred. The Company performed consulting services and earned $350,000 for the year ended September 30, 2005. (See note 3).

         CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

         INCOME TAXES

         The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes, which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amount reported in the consolidated balance sheets for cash and cash equivalents, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these consolidated financial instruments.

         EARNINGS PER SHARE OF COMMON STOCK

         Historical net income per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share
         (EPS) includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents were not included in the computation of diluted earnings per share when the Company reported a loss because to do so would be antidilutive for periods presented.

         The Company has used the issued and weighted average shares as reported in the permanent stockholders' schedule. (See note 6).

                   GENESIS CAPITAL CORPORATION OF NEVADA
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           SEPTEMBER 30, 2005 AND 2004

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         ------------------------------------------------------

         EARNINGS PER SHARE OF COMMON STOCK (CONTINUED)

         The following is a reconciliation of the computation for basic and diluted EPS:

                                        September 30,      September 30,
                                           2005                 2004
                                     -----------------    -----------------

Net Income                           $        200,595     $        311,108
                                     -----------------    -----------------

Weighted-average common shares
  outstanding (Basic)                      84,355,220           84,355,220

Weighted-average common stock equivalents:
    Stock options                                   -
    Warrants                                        -
                                     -----------------    -----------------
Weighted-average common shares
  outstanding (Diluted)                    84,355,220           84,355,220
                                     =================    =================

         There were no outstanding options and warrants at September 30, 2005 and 2004.

         RECENT ACCOUNTING PRONOUNCEMENTS

         In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51," ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the other equity investors in the equity do not have the characteristics  of a  controlling  financial  interest  or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure and consolidation requirements of FIN 46 for variable interest entities created or acquired subsequent to January 31, 2003 became effective for financial statements issued by the Company beginning in the second quarter of fiscal 2003. For variable interest entities created or acquired prior to February 1, 2003, the consolidation requirements of FIN 46 became effective for the Company in the first quarter of fiscal 2004. In December 2003, FASB issued a revised interpretation of FIN 46 ("FIN 46-R"), which supersedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. The Company adopted the new requirements of FIN 46-R as of March 31, 2004. The adoption of FIN 46 and FIN 46-R did not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

         In May 2003,  the FASB  issued SFAS No.  150,  "Accounting  for certain
         Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150").

                   GENESIS CAPITAL CORPORATION OF NEVADA
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           SEPTEMBER 30, 2005 AND 2004

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         ------------------------------------------------------

         RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

         SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material affect on the Company's reported financial results.

         RECLASSIFICATIONS

         Certain amounts for the year ended September 30, 2004 have been reclassified to conform with the presentation of the September 30, 2005 amounts. The reclassifications have no effect on the net income for the year ended September 30, 2005 and 2004.

NOTE 3 - ACCOUNTS RECEIVABLE
         -------------------

         The Company entered into an agreement with Wahoo Funding LLC, a Florida limited liability company that is owned by common owners on July 1, 2004.

         During the term of this Agreement, Genesis shall render to Wahoo Funding, LLC through such of Genesis' officers, employees, agents, representatives and affiliates as Genesis, in its sole discretion, shall designate from time to time, advisory, consulting and other services (the "Oversight Services") in relation to the operations of the Company, strategic planning, domestic and international marketing and financial oversight and including, without limitation, advisory and consulting services in relation to the selection, retention and supervision of independent auditors, the selection, retention and supervision of outside legal counsel, the selection, retention and supervision of investment bankers or other financial advisors or consultants and the structuring and implementation of equity participation plans, employee benefit plans and other incentive arrangements for certain key executives of the Company.

         The Company earned $350,000 for the year ended September 30, 2005 and collected $262,500 through the date of this report. The agreement shall be in effect until August 31, 2006 unless mutually terminated. The Company's management has determined that there should be no allowance for doubtful collections.

NOTE 4 - LOANS PAYABLE OFFICERS
         ----------------------

         This represents amounts advanced to the Company by the officers of the Company. These amounts have no specific payment terms and are due on demand. No interest has been recorded on these amounts, due to the relative short-term repayments on them.

                      GENESIS CAPITAL CORPORATION OF NEVADA
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           SEPTEMBER 30, 2005 AND 2004

NOTE 5 - DEBENTURES PAYABLE
         ------------------

         The Company has outstanding convertible debentures at September 30, 2005 and 2004 in the amount of $453,720. The debentures are convertible at the investors' discretion pursuant to the convertible debenture agreement. These debentures were to mature along with the related interest on November 1, 2003 and are in default. (See note 6.)

         Interest expense and accrued on these debentures were $36,297 and $36,297 for the years ended September 30, 2005 and 2004, respectively. The interest rate is approximately 8% per annum.

NOTE 6 - TEMPORARY EQUITY
         ----------------

         The Company has recorded on its balance sheet as a temporary equity account for those securities issued that may not be in compliance with the registration provisions of Section 5 of the Securities Act of 1933, as amended and for shares issued in conversion with the debentures payable that the Company relied upon Rule 504 of Regulation D and
         Section 3 (a)(a) which may not be available to the Company.

         Temporary equity at September 30, 2005 and 2004 was $266,377. Substantially all the shares issued in connection with the conversion of debentures have been reclassified as temporary equity. The company has not recorded any additional liabilities associated with the possible violations.

NOTE 7 - STOCKHOLDERS' (DEFICIT)
         -----------------------

         COMMON AND PREFERRED STOCK

         In October 2001, the Company completed a recapitalization whereby, the Company had authorized two classes of stock; preferred stock with a par value of $.001 and 10,000,000 shares authorized, and common stock with a par value of $.001, and 500,000,000 shares authorized.

         As of September 30, 2005 and 2004, the Company had issued 5,000,000 of its preferred stock.

         The Company has also issued as of September 30, 2005 and 2004, 467,949,688 of its common shares, of which 383,594,468 shares have been reclassified to temporary equity (See Note 6).

         There have been no issuances of preferred or common stock for the years ended September 30, 2005 and 2004, respectively.

                    GENESIS CAPITAL CORPORATION OF NEVADA
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           SEPTEMBER 30, 2005 AND 2004

NOTE 7 - STOCKHOLDERS' (DEFICIT) (CONTINUED)
         -----------------------------------

         OPTIONS AND WARRANTS

         The Company had no options or warrants outstanding at September 30, 2005 and 2004, respectively.

NOTE 8 - GOING CONCERN
         -------------

         The Company has incurred a deficit at September 30, 2004 of $614,889.

         There is no guarantee whether the Company will be able to generate enough revenue and/or raise capital to support those operations. This raises substantial doubt about the Company's ability to continue as a going concern.

         Management states that they are confident that they can initiate new operations and raise the appropriate funds to continue in its pursuit of a reverse merger or similar transaction.

         The Company may have violated certain provisions of Section 5 of the Securities Act of 1933 (See notes 6 and 10). The company was reclassified $266,377 into temporary equity from permanent equity. The company plans to resolve this issue.

         The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 9 - INCOME TAXES
         ------------

         The net deferred tax assets in the accompanying consolidated balance sheets include the following components at September 30, 2005 and 2004

                                                 2005               2004
                                            ---------------    ---------------

Deferred tax assets                         $      184,467     $      243,611
Deferred tax valuation allowance                  (184,467)          (243,611)
                                            ---------------    ---------------

Net deferred tax assets                     $            -     $            -
                                            ===============    ===============


         Due to the uncertainty of utilizing the approximate $614,889 and $815,484 in net operating losses, for the years ended September 30, 2005 and 2004 respectively, and recognizing the deferred tax assets, an offsetting valuation allowance has been established.

                   GENESIS CAPITAL CORPORATION OF NEVADA
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           SEPTEMBER 30, 2005 AND 2004


NOTE 10 - CONTINGENCY/UNCERTAINTY
          -----------------------

         The Company during the year ended September 30, 2002 became aware that some or all of the stock issuances relating to the debenture conversions may have not been in compliance without compliance with the registration provisions of section 5 of the Securities Act of 1933 as amended. The full impact of this is unknown at this time. As a result, the Company has reclassified $266,377 to temporary equity as of September 30, 2005 and 2004. This account acts as a reserve for capital that the Company may be required to pay.

         Additionally, the Company has not renewed the corporate charters for Senior Lifestyle Communities, Inc. and Senior Adult Lifestyles, Inc. The Company has transferred all assets and liabilities associated with these companies into the parent Genesis Capital Corporation of Nevada.

NOTE 11 - PRIOR PERIOD ADJUSTMENT AND RESTATEMENT
          ---------------------------------------

         There were no adjustments effecting the years ended September 30, 2005 and 2004. The Company restated its September 30, 2002 financial statements to correct the amortization expense of loan fees and to reclassify the activity associated with the debenture conversions to temporary equity. The effect of this change was to increase the net loss and deficit in 2002 by $127,528.

         Accordingly, the deficit is restated as it was carried through to reflect the restated beginning balance at October 1, 2002.

NOTE 12 - RELATED PARTY RECEIVABLES
          -------------------------

         The Company has advanced certain related companies funds that are due on demand with 8% interest accruing beginning on October 1, 2005.

                                    PART III

Item 1. Index to Exhibits


Exhibit No.                Document
-------------------------------------------------------------------------------
2.1         Certificate of Incorporation
2.2         Certificate of Amendment of Certificate of Incorporation
                Dated September 17, 2001
2.3         Certificate of Designation of Series A Convertible
                Preferred Stock
2.4         By-laws
10.1        Management Agreement between Company and Wahoo Funding LLC
23.1        Consent of Bagell, Josephs, Levine & Company, L.L.C.


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 19th day of January, 2006.



                                        Genesis Capital Corporation of Nevada

                                        /s/ CHRISTOPHER ASTROM
                                        ------------------------------------
                                        Name: Christopher Astrom
                                        Title: President/CEO and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature                                   Title                     Date


/s/ CHRISTOPHER ASTROM
-------------------------
Christopher Astrom              President/CEO and Director      January 19, 2006


/s/ RICHARD ASTROM
-------------------------
Richard Astrom                  Vice President/ Director        January 19, 2006












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